SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Six Flags Entertainment Corporation

(Name of Issuer)

Common Stock, par value $0.025

(Title of Class of Securities)

83001A 102

83001A 201

(CUSIP Number)

H Partners Management, LLC

888 Seventh Avenue

29th Floor

New York, New York 10019

Attn: Rehan Jaffer

(212) 265-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No: 83001A 102 83001A 201	Page 1 of 10

(1)	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Rehan Jaffer
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,309,998 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,309,998 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 13,309,998 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 24.3% (See Item 5)
(14)	Type of reporting person IN

13D

CUSIP No: 83001A 102 83001A 201	Page 2 of 10

(1)	Names of reporting persons I.R.S. identification nos. of above persons (entities only) H Partners Management, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,309,998 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,309,998 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 13,309,998 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 24.3% (See Item 5)
(14)	Type of reporting person OO

13D

CUSIP No: 83001A 102 83001A 201	Page 3 of 10

(1)	Names of reporting persons I.R.S. identification nos. of above persons (entities only) H Partners Capital, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 4,638,986 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,638,986 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,638,986 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.5% (See Item 5)
(14)	Type of reporting person OO

13D

CUSIP No: 83001A 102 83001A 201	Page 4 of 10

(1)	Names of reporting persons I.R.S. identification nos. of above persons (entities only) H Partners Phoenix Capital, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,965,996 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,965,996 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,965,996 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 7.2% (See Item 5)
(14)	Type of reporting person OO

13D

CUSIP No: 83001A 102 83001A 201	Page 5 of 10

(1)	Names of reporting persons I.R.S. identification nos. of above persons (entities only) H Partners, LP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 4,638,986 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,638,986 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,638,986 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.5% (See Item 5)
(14)	Type of reporting person PN

13D

CUSIP No: 83001A 102 83001A 201	Page 6 of 10

(1)	Names of reporting persons I.R.S. identification nos. of above persons (entities only) H Partners Phoenix SPV Fund, LP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,965,996 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,965,996 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,965,996 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 7.2% (See Item 5)
(14)	Type of reporting person PN

13D

CUSIP No: 83001A 102 83001A 201	Page 7 of 10

The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission on May 10, 2010 (the “Schedule 13D”) by the Reporting Persons named therein is hereby further amended and supplemented by this Amendment No. 4 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

13D

CUSIP No: 83001A 102 83001A 201	Page 8 of 10

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons played a leading role in recapitalizing the Issuer during the Issuer’s bankruptcy proceedings in 2009 and 2010. After the Issuer emerged from bankruptcy in April 2010, the Reporting Persons owned approximately 13,309,998 shares of Common Stock (taking into account the two-for-one stock split effective as of June 27, 2011) . Since that date, the price of the Issuer’s Common Stock has increased substantially due to the focus and execution of the Issuer’s management team. Because of this increase, the investment now constitutes a significant concentration of the Reporting Persons’ capital.

Therefore, the Reporting Persons currently intend to sell approximately 3.3 million shares of Common Stock to reduce concentration. After such sales, which will depend on market conditions, the Reporting Persons currently intend to still hold approximately 10.0 million shares of Common Stock. Consistent with communications by the Issuer’s management, the Reporting Persons continue to be optimistic about the Issuer’s prospects.

13D

CUSIP No: 83001A 102 83001A 201	Page 9 of 10

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 of this Statement is hereby incorporated by reference into this Item 5. As of March 14, 2012, the Reporting Persons beneficially own an aggregate of 13,309,998 shares of Common Stock, or approximately 24.3% of the Common Stock then outstanding as of February 15, 2012. These shares of Common Stock include shares of Common Stock received by the H Partners Entities in connection with the Issuer’s emergence from bankruptcy and subsequently transferred between investment funds, and shares of Common Stock transferred to investment funds that are managed by H Management.

(a) and (b)

1) H LP directly beneficially owns 4,638,986 shares of Common Stock, constituting approximately 8.5% of the Common Stock outstanding as of the Effective Date. As of the date of this filing, H LP has sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

2) Phoenix SPV directly beneficially owns 3,965,996 shares of Common Stock, constituting approximately 7.2% of the Common Stock outstanding as of the Effective Date. Phoenix SPV has sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

3) H Capital, as the general partner of H LP, may be deemed to beneficially own 4,638,986 shares of Common Stock, constituting approximately 8.5% of the Common Stock outstanding as of the Effective Date. H Capital may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

4) Phoenix Capital, as the general partner of Phoenix SPV, may be deemed to beneficially own 3,965,996 shares of Common Stock, constituting approximately 7.2% of the Common Stock outstanding as of the Effective Date. Phoenix Capital may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

5) H Management, as the investment manager of H Capital and Phoenix Capital, may be deemed to beneficially own 13,309,998 shares of Common Stock, constituting approximately 24.3% of the Common Stock outstanding as of the Effective Date. H Management may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

6) Jaffer, as the managing member of H Management, H Capital and Phoenix Capital, may be deemed to beneficially own 13,309,998 shares of Common Stock, constituting approximately 24.3% of the Common Stock outstanding as of the Effective Date. Jaffer may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person are the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as stated in Item 3 and Item 4 herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d) Except as stated within Item 4 and Item 5 of this Statement, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this Statement.

13D

CUSIP No: 83001A 102 83001A 201	Page 10 of 10

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Registration Rights Agreement, dated as of April 1, 2010, among Six Flags Entertainment Corporation and certain holders of Common Stock (incorporated herein by reference to Exhibit 4.1 to Six Flags Entertainment Corporation’s Current Report on Form 8-K, filed May 4, 2010).

Exhibit 3	Form of Equity Commitment Agreement, dated as of April 15, 2010, by and among Six Flags, Inc. and the purchasers named therein (incorporated herein by reference to Exhibit 99.1 to Six Flags Entertainment Corporations’s Current Report on Form 8-K, filed May 11, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2012

H PARTNERS MANAGEMENT, LLC

By:	/s/ Rehan Jaffer
Name:	Rehan Jaffer
Title:	Managing Member

H PARTNERS CAPITAL, LLC

By:	/s/ Rehan Jaffer
Name:	Rehan Jaffer
Title:	Managing Member

H PARTNERS PHOENIX CAPITAL, LLC

By:	/s/ Rehan Jaffer
Name:	Rehan Jaffer
Title:	Managing Member

H PARTNERS, LP

By:	H PARTNERS CAPITAL, LLC
Its:	General Partner

By:	/s/ Rehan Jaffer
Name:	Rehan Jaffer
Title:	Managing Member

H PARTNERS PHOENIX SPV FUND, LP

By:	H PARTNERS PHOENIX CAPITAL, LLC
Its:	General Partner

By:	/s/ Rehan Jaffer
Name:	Rehan Jaffer
Title:	Managing Member

/s/ Rehan Jaffer
Rehan Jaffer

Index of Exhibits

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Registration Rights Agreement, dated as of April 1, 2010, among Six Flags Entertainment Corporation and certain holders of Common Stock (incorporated herein by reference to Exhibit 4.1 to Six Flags Entertainment Corporation’s Current Report on Form 8-K, filed May 4, 2010).

Exhibit 3	Form of Equity Commitment Agreement, dated as of April 15, 2010, by and among Six Flags, Inc. and the purchasers named therein (incorporated herein by reference to Exhibit 99.1 to Six Flags Entertainment Corporations’s Current Report on Form 8-K, filed May 11, 2010).